OCULUS, INC.

1451 W Cypress Creek Road, Suite 300
Ft. Lauderdale, FL 33309

Dear Mr. Spirgel

October 14, 2014

We thank you for your comments on our Form S-1 Registration statement (333-198068) from September 8, 2014.  It took us some time to update our financial statements and revise our registration statement in line with your comments.  Along with this letter, we are filing a blackline version of our updated registration statement for your review.  Your comments are addressed below in the same order that they were provided to us.

1.      The references to the offering price have been revised throughout to refer to a selling price of $0.005 for the duration of the offering.

2.      The discrepancies have been addressed in the amended S-1.

3.      A description of the emerging growth company provisions have been added to the prospectus summary.

4.      We have not, and we have not authorized anyone, to provide any materials to any investors as they may relate to this offering.

5.      This disclosure has been added to the amended S-1.

6.      We address each item in this comment as follows:

a.       We have business operations, but we are restricted by a lack of funding and exposure.  We believe in our products and our ability to market, sell and profit from them, if we are able to secure the required financing. Our operations have so far been admittedly small, but we are a startup and we have to start somewhere.

b.      We are in the process of completing our website and hope that it will be complete by the time we are a reporting company.

c.       We have no revenues, but we believe that we will be able to generate revenues once we have secured sufficient financing to fully implement our business plan.

d.      We have sufficient cash on hand to order a sufficient sample of our product and develop our website to the point where we will be able to begin taking orders.  Our largest goals in becoming a publicly reporting company is that we will be able to attract more financing than we if remained as a private company and that we will gain stature in the eyes of our Asian suppliers.

e.       Though it is true that Mr. Henry does not have experience in managing a public company, he has engaged the services of accountants, lawyers and auditors to aid with the process.  Mr. Henry has had a life-long interest in the internet and technology.  He has educated himself extensively on the obligations of a public company and is a believer in wearable GPS technology.  Given the new developments in this technology by various electronics companies, Mr. Henry believes that market acceptance will be rapid and that he will be able to build Oculus into a profitable company within a short period of time.

f.       The Company plans to apply for a stock symbol through a market maker once the Registration Statement is declared effective.  We hope to find a market maker who is willing to sponsor us and that our application succeeds, but if it does not, this is certainly a risk factor given the fact that we believe we will have more success raising funds and implementing our business plan if we are not able to get a quotation on the OTCQB.

g.       Our company will almost definitely be considered a penny stock initially, and we understand that there are certain restrictions that come with that designation.  However, we don’t believe those restrictions will prevent our shareholders from selling their shares or us being able to raise capital.

7.      An additional risk factor has been added to discuss Rule 144 restrictions.

8.      An additional risk factor has been added to discuss our President’s relative inexperience.

9.      The requested clarification has been added.

10.  We have made the requested changes in the included financial statements.

11.  We have made the requested changes in the included financial statements.

12.  We have provided additional details on our planned expenditures for the next 12 months.

13.  We have made the requested changes in the Critical Accounting Policies section.

Oculus, Inc.

/s/ Leon Henry

Leon Henry, CEO, CFO, President, Director